Exhibit 99.1

StoneCo Reports Second Quarter 2022 Results

Revenue growth of 275.6% year over year in 2Q22 (82.8% ex-credit and pro-forma for Linx) to R$2.30 billion, 4.7% above the upper end of our guidance;

Adj. EBT (not adjusting for bond expenses) of R$106.7 million, above guidance of +R$90 million;

MSMB take rate improvement to 2.09% in 2Q22 from 2.06% in 1Q22

George Town, Grand Cayman, August 18, 2022 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology and software solutions that empowers merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its second quarter ended June 30, 2022.

“Dear Shareholders,

I believe our strong second quarter results continue to reinforce our recovery and we are seeing a more consistent pattern of performance so far in the first half of 2022.

Our business is performing very well. We are winning new clients faster than last quarter and are producing strong revenue growth while improving profitability.

We achieved a record TPV of R$90.7 billion during the second quarter and R$173.9 billion year-to-date. Our Total Revenue of R$2.30 billion exceeded our expectations (and the upper end of our guidance) and we were able to increase our take rates in the second quarter over the first quarter of 2022.

Our strong performance flowed through to our bottom line. Our margins and profitability continued to improve in the quarter, producing Adjusted EBT of R$107 million, above our R$90+ million guidance.

We are encouraged by the trends we have seen in our business in the first half of the year and believe the outlook for continued growth and margin expansion reflect this view.

We see the second half of the year as an opportunity to build on our first half successes, demonstrate that our recovery is in full swing and position Stone favorably for the longer term.

We continue to evolve our team, our culture and build capabilities to fulfill our long-term mission of serving Brazilian Entrepreneurs, transforming their dreams into results”.

– Thiago Piau, CEO

Operating and Financial Highlights for 2Q22

Note about our non-IFRS Adjusted P&L metrics: as anticipated in our 1Q22 Earnings announcement and following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our current Adjusted results to our Adjusted numbers prior to 2Q22. To allow for better understanding of our business performance trends, the tables in this Earnings Release will make reference to our Adjusted P&L metrics not adjusting for the bond expenses, both in 2Q22 and in prior periods for comparability purposes. See table 16 for historical metrics with and without the bond adjustment.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics	2Q22	1Q22	2Q21	Δ y/y %	Δ q/q %
Total Revenue and Income (R$mn)	2,304.1	2,070.3	613.4	275.6%	11.3%
Adjusted EBITDA (R$mn)	1,057.4	817.3	(17.9)	n.m	29.4%
Adjusted EBT (R$mn)	106.7	82.5	(202.7)	n.m	29.4%
Adjusted Net Income (R$mn)	76.5	51.7	(155.5)	n.m	48.1%
Adjusted Net Cash (R$mn)	2,602.5	2,406.9	9,020.6	(71.1%)	8.1%

•	Total Revenue and Income of R$2,304.1 million exceeded the upper end of guidance for the quarter of between R$2,150.0 and R$2,200.0 million. This represents an increase of 275.6% from R$613.4 million in the prior-year period, when we recognized R$397.2 million negative adjustments in credit fair value. Excluding the credit product impact to allow for a better comparison, Total Revenue and Income was up 128.5% year over year or 82.8% pro-forma for Linx. The increase in revenues was mainly a result of (i) 242.5% growth in our financial services platform revenues (101.5% ex-credit), that reached R$1,932.6 million and (ii) 8.2x growth in our software platform revenues (23.3% pro-forma for Linx), that reached R$350.7 million. Non-Allocated represented the remaining R$20.8 million in revenue. Financial services revenue growth was mostly a result of our performance in the MSMB segment, with strong TPV growth combined with increasing take rates, as we keep adjusting our pricing policy amid a higher interest rate environment in Brazil. Our year-over-year software revenue growth was driven mostly by the consolidation of Linx and our software Core business revenue growth.

•	Adjusted EBITDA up 29.4% quarter over quarter. Adjusted EBITDA in 2Q22 was R$1,057.4 million, up from -R$17.9 million in 2Q21 and 29.4% higher quarter over quarter. EBITDA Margin increased 6.4 percentage points sequentially to 45.9%, mainly due to efficiency gains in our costs and expenses, in addition to lower marketing expenses.

•	Adjusted EBT[1] of R$106.7 million was 18.6% ahead of our guidance of over R$90.0 million. Effective for 2Q22 onwards, we no longer adjust for our bond expenses[2] in our adjusted P&L. Under this methodology, 2Q22 Adjusted EBT was R$106.7 million, 18.6% ahead of our guidance of over R$90.0 million and 29.4% above R$82.5 million in 1Q22 on a comparable basis. Adjusted EBT margin increased from 4.0% in 1Q22 to 4.6% in 2Q22.

1 See table 16 for historical metrics with and without the bond adjustment

2 Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond.

•	Adjusted Net Income[3] in 2Q22 was R$76.5 million, compared with R$51.7 million in 1Q22 on a like-for-like basis (not adjusting for our bond expenses). Adjusted net margin increased from 2.5% in 1Q22 to 3.3% in 2Q22. This improvement was mostly related to the successful implementation of our new pricing policy and efficiency gains in costs and expenses. We continue to actively manage our pricing policy, with focus on balancing growth and profitability in our core MSMB payments operation.

•	Adjusted Net Cash was R$2,602.5 million in 2Q22, R$195.6 million higher compared with 1Q22, mostly explained by: (i) a cash net income of R$278.5 million, which is our net income plus non-cash income and expenses as reported in our statement of cash flows; (ii) R$133.7 million of net collections from our credit business and (iii) R$180.6 million from proceeds from the partial sale of our Banco Inter stake. These factors were partially offset by (iv) -R$216.8 million of capex; (v) -R$50.0 million of M&A and purchase of equity securities; (vi) -R$24.3 million from changes in recoverable taxes; (vii) -R$42.0 million of income tax paid and (viii) -R$64.2 million from other effects.

3 See table 16 for historical metrics with and without the bond adjustment

SEGMENT REPORTING

As we announced in 4Q21 and as seen in our 1Q22 earnings release, from 1Q22 onwards, we started to report our financial and operating metrics in two segments, Financial Services and Software, and non-allocated activities comprised of non-strategic businesses. Note that our segment reporting is performed on an Adjusted basis, adjusting for items such as the mark-to-market expenses related to Banco Inter investment, amortization of fair value adjustments on acquisitions, among other factors. Starting this quarter, we stopped adjusting our bond expenses, which are adjusted in our reported numbers pre-2Q22.

Financial Services: comprised of our financial services solutions serving both MSMBs and Key Accounts, which includes mainly our payments solutions, digital banking, credit, insurance solutions and our registry business TAG.

Software: comprised of two main fronts, namely: (i) Core, which includes POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tools, Ads solution and Marketplace Hub. The remaining results of the Linx Pay legacy business are accounted for in both Core and Digital revenues and costs.

Below, we provide our main financial metrics broken down into our two reportable segments.

Table 2: Financial metrics by segment[4]

Segment Reporting (R$mn Adjusted)	2Q22	% Rev[4]	1Q22	% Rev[4]	2Q21	% Rev[4]	Δ y/y %	Δ q/q %
Total Revenue and Income	2,304.1	100.0%	2,070.3	100.0%	613.4	100.0%	275.6%	11.3%
Financial Services	1,932.6	100.0%	1,721.3	100.0%	564.2	100.0%	242.5%	12.3%
Software	350.7	100.0%	326.6	100.0%	42.8	100.0%	720.3%	7.4%
Non-Allocated	20.8	100.0%	22.4	100.0%	6.5	100.0%	221.6%	(7.1%)
Adjusted EBITDA	1,057.4	45.9%	817.3	39.5%	(17.9)	(2.9%)	n.m	29.4%
Financial Services	1,020.6	52.8%	771.8	44.8%	(16.1)	(2.9%)	n.m	32.2%
Software	53.2	15.2%	40.3	12.3%	3.5	8.2%	1418.4%	32.2%
Non-Allocated	(16.5)	(79.1%)	5.2	23.3%	(5.3)	(81.4%)	212.7%	n.m
Adjusted EBT	106.7	4.6%	82.5	4.0%	(202.7)	(33.0%)	n.m	29.4%
Financial Services	84.0	4.3%	65.9	3.8%	(202.6)	(35.9%)	n.m	27.5%
Software	40.0	11.4%	12.3	3.8%	(0.7)	(1.8%)	n.m	224.5%
Non-Allocated	(17.3)	(83.0%)	4.3	19.3%	0.6	9.2%	n.m	n.m

In 2Q22, we incurred in a R$16.6 million expense related to the write-off of assets from the Linx Pay legacy business being discontinued. This amount is recorded in Non-allocated as it refers to non-strategic discontinued assets.

4 Margins are calculated by dividing by the revenue of each segment.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics[5]

Main Financial Services Metrics	2Q22	1Q22	2Q21	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	1,932.6	1,721.3	564.2	242.5%	12.3%
Adjusted EBITDA	1,020.6	771.8	(16.1)	n.m	32.2%
Adjusted EBT	84.0	65.9	(202.6)	n.m	27.5%
Adjusted EBT margin (%)	4.3%	3.8%	-35.9%	40.2 p.p.	0.5 p.p.

TPV (R$bn)	90.7	83.2	60.4	50.3%	9.1%
MSMB	69.9	63.4	39.3	78.0%	10.2%
Key Accounts	20.9	19.8	21.1	(1.3%)	5.5%

Monthly Average TPV MSMB ('000)	11.8	11.8	13.7	(13.9%)	0.1%

Active Payments Client Base ('000)	2,122.3	1,926.2	1,094.6	93.9%	10.2%
MSMB	2,066.4	1,870.9	1,045.8	97.6%	10.5%
Key Accounts	61.2	60.2	51.7	18.5%	1.7%

Net Adds ('000)	196.1	160.1	185.3	5.9%	22.5%
MSMB	195.5	167.5	188.0	4.0%	16.8%
Key Accounts	1.0	(7.1)	(2.7)	n.m	n.m

Take Rate
MSMB	2.09%	2.06%	0.78%	1.31 p.p.	0.04 p.p.
Key Accounts	0.86%	0.84%	0.76%	0.10 p.p.	0.02 p.p.

MSMB Banking
Active Banking Client Base ('000)	526.1	509.9	340.1	54.7%	3.2%
Total Accounts Balance (R$mn)	2,317.8	1,972.7	862.0	168.9%	17.5%
Stone Card TPV (R$mn)	531.6	514.5	293.7	81.0%	3.3%
Insurance Clients ('000)	67.7	50.0	4.4	1453.8%	35.2%
Banking ARPAC[5]	39.0	33.3	13.0	199.9%	17.2%

MSMB Credit
Portfolio (R$mn)	603.9	722.2	1,997.8	(69.8%)	(16.4%)
Credit Clients ('000)	44.7	55.3	114.1	(60.9%)	(19.2%)

•	Total Revenue and Income for Financial Services segment in 2Q22 was R$1,932.6 million, a 242.5% increase year over year, or 101.5% excluding our credit solution, which had a R$397.2 million negative fair value adjustment in the prior-year period that impacted our Total Revenue and Income. This growth was mostly a result of our performance in the MSMB segment, with strong year over year TPV and client base growth, in addition to increasing take rates, as we keep adjusting our pricing policy amid a higher interest rate environment in Brazil and continue to grow our revenue with banking solutions.

•	Adjusted EBT for Financial Services segment in 2Q22 was R$84.0 million, a 27.5% sequential improvement compared to R$65.9 million in 1Q22 on a like-for-like basis (not adjusting for bond expenses). Adjusted EBT margin for the segment was 4.3% in 2Q22, compared to 3.8% in 1Q22. This margin improvement is mainly explained by our continuous efforts in adjusting our pricing policy, in addition to efficiency gains in cost of services and administrative expenses as well as more normalized levels of marketing expenses.

•	Consolidated TPV was R$90.7 billion in 2Q22, a 50.3% increase year over year, mainly related to growth in the MSMB segment.

5 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

•	Total Payments Active Client base reached 2.1 million, with total quarterly net addition of 196,100, higher than 160,100 in the previous quarter.

a.	MSMB – Balancing Growth and Profitability

•	MSMB active payment clients reached 2,066,400, representing a net addition of clients of 195,500 in the quarter, higher than 167,500 in the previous quarter, mainly explained by growth in the TON product and despite some negative short-term impact in our client base from the continuous adjustments in our pricing policy. This client base growth was coupled with an improvement in the quality of both our TON and Stone products client base.

•	MSMB TPV was R$69.9 billion, up 78.0% year over year, above our guidance of between R$67.0 and R$68.0 billion. This increase was mainly a result of the 97.6% growth in our MSMB active client base compared to 2Q21.

•	Average monthly TPV per client in MSMB decreased 13.9% year over year to R$11,800 and was flat quarter over quarter, due to the faster growth of our TON product, which has lower average TPV compared to Stone and Pagar.me SMB products. TPV per client in Stone and Pagar.me SMB was 37% higher year over year and 12% higher quarter over quarter while TPV per client in TON solution increased 32% and 3% over the same periods. The increase in both products stems from our continued commercial focus to drive smaller SMBs to use the TON product, which better attends to their needs while driving our Hub operations to the onboarding of larger and more formal SMB clients, that value the product features, level of service and proximity that the Stone product value proposition provides.

•	MSMB Take Rate rose to 2.09% in 2Q22 from 2.06% in 1Q22 and 1.71% in 4Q21, mainly a result of our continuous efforts in adjusting our commercial policy, as well as our continued growth in our banking business and in our TON product.

•	Our banking ecosystem[6] continued to grow in 2Q22:

o	Our banking client base continues to increase sequentially. Active Digital Banking Accounts reached 526,100, up 3.2% quarter over quarter and 54.7% year over year, as we increase the activation of banking accounts in our payments base. At the same time, average revenue per active client (ARPAC)[7] has increased 3.0x year over year and 17.2% quarter over quarter to reach R$39.0 per client per month.

o	Total Accounts Balance was R$2.3 billion, growing 2.7x year over year or 17.5% quarter over quarter. The quarter over quarter growth is mainly explained by an increase in average balance per client, which, combined with a higher CDI rate, contributed to an increase in the ARPAC of our banking platform.

o	Stone Card TPV grew 3.3% quarter over quarter and 81.0% year over year to reach R$531.6 million.

6 Does not consider banking accounts from Pagar.me or TON, except for Total Accounts Balance metric.

7 Banking ARPAC includes card interchange fees, floating revenue, insurance and transactional fees.

o   The number of insurance clients8 increased from approximately 50,000 in 1Q22 to 67,700 in 2Q22.

•	Update on our Credit Business:

o	Our Legacy credit portfolio reached R$603.9 million in 2Q22, decreasing R$118.3 million from 1Q22. The decrease is mainly a result of a net positive cash flow of R$133.7 million in the quarter, partially offset by interest accruals.

o	Of the R$603.9 million portfolio in 2Q22, we have a balance of R$495.8 million provisioned for bad debt. The fair value of the credit portfolio in our balance sheet in June was R$129.4 million, given that we expect to receive back interest still to be accrued. The R$495.8 million provisioned for bad debt compares with an NPL of R$508.7 million, which implies a coverage ratio of 97%.

b.	Key Accounts – Growth in Platform Services with Deprioritization of Sub-Acquiring Business

•	Platform Services TPV increased 94.9% year over year. Total Key Accounts TPV was R$20.9 billion, a decrease of 1.3% year over year. This decrease resulted from the deprioritization of sub-acquirers, for which volumes decreased 37.0% and partially offset by a 94.9% increase in TPV from Platform Services, which reached R$11.2 billion.

•	Increase in Key Accounts Take Rate to 0.86%. Key Accounts take rate was 0.86% in 2Q22, higher than 0.84% in 1Q22 as a result of (i) higher CDI rates, which directly affect prepayment prices from larger clients and (ii) lower representation of sub-acquirers, which have lower take rates compared to platform clients. Those factors were partially compensated by lower take rates within our sub-acquiring clients.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics	2Q22	1Q22	2Q21	Δ y/y %	Δ q/q %
Software Revenue (Pro-forma for Linx)	350.7	326.6	284.5	23.3%	7.4%

Financial Metrics (R$mn)
Total Revenue and Income	350.7	326.6	42.8	720.3%	7.4%
Adjusted EBITDA	53.2	40.3	3.5	1418.4%	32.2%
Adjusted EBITDA Margin	15.2%	12.3%	8.2%	7.0 p.p.	2.8 p.p.
Adjusted EBT	40.0	12.3	(0.7)	n.m	224.5%

•	Total Revenue and Income for Software in 2Q22 was R$350.7 million. Pro-forma for Linx, Total Revenue and Income for Software grew 23.3% year over year, mainly due to growth in our Core business, a result of both (i) organic growth, driven by higher number of POS/ERP locations and higher average ticket, as well as (ii) inorganic growth from the consolidation of Reclame Aqui.

8 From 4Q21 onwards, comprised of clients with store, life (regular or whole life) and/or health insurance products.

•	Adjusted EBITDA for the Software division was R$53.2 million in 2Q22, with a margin of 15.2%, compared with R$3.5 million and a margin of 8.2% in 2Q21 (R$26.0 million and a margin of 9.2% pro-forma for Linx). Compared with 1Q22, Adjusted EBITDA Margin increased 2.8 percentage points from 12.3% to 15.2%, as we see continued efficiency gains in our software operation and capture back-office synergies within the StoneCo business, despite investments in distribution, client service and marketing capabilities.

•	Adjusted EBT for Software was R$40.0 million, compared with -R$0.7 million for the prior year period (-R$11.6 million pro-forma for Linx). Compared with 1Q22, Adjusted EBT increased 3.2x from R$12.3 million to R$40.0 million in 2Q22, with Adjusted EBT Margin growing from 3.8% to 11.4%. This margin improvement is a result of the combined effect from efficiency gains in our software operation and lower D&A.

•	Our Core[9] Software business revenue (pro-forma for Linx) increased 28.3% year over year. This increase was mainly driven by (i) organic growth from increases in average ticket and number of locations, as well as (ii) inorganic growth, from the consolidation of Reclame Aqui.

•	Our Digital[10] business revenue decreased 6.2% year over year, Despite our OMS solution growing over 50% in revenue year over year, lower ecommerce activity negatively impacted the performance of other digital solutions in our portfolio.

RECENT DEVELOPMENTS

Management and Board changes

Following the evolution of the Company’s management and Board, the Company today announces the following additional changes:

•	Marcelo Baldin, our Chief Financial Officer, is departing from the Company after 5 years of service building out our Finance function and helping the Company execute on its IPO. Mr. Baldin will be replaced by Silvio José Morais, who was named our Interim Chief Financial Officer. Mr. Morais, a member of our Board of Directors and Chair of our Audit Committee, has extensive experience in Finance, including serving 20+ years as Controller at Ambev (see bio below).

•	Silvio José Morais will temporarily step down as a Board member to assume his new duties as Interim Chief Financial Officer. Mauricio Luchetti will join our Audit Committee and Diego Fresco Gutierrez will become the Chair of our Audit Committee.

•	Tatiana Malamud was appointed our Chief Legal Officer effective August 1, 2022. This is a new role which will serve as part of the Executive Committee and report directly to the CEO. Tatiana Malamud has 30 years of experience as in-house counsel and head of legal departments of financial institutions, as well as a practicing lawyer in the banking and capital market areas. She worked at Banco Bozano Simonsen, Banco Santander, Banco Safra and Banco Original, and she was a partner at Barbosa Müssnich Aragão Advogados, and founding partner at Malamud Altit Advogados, where she worked for the past four years. Ms. Malamud has a bachelor’s degree in law from University of State of Rio de Janeiro – UERJ, and an LLM from Columbia Law School.

9 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

10 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our Ads solution and (v) Marketplace Hub.

“We would like to thank Baldin for his valuable contributions to Stone over the past 5 years and wish him success in his new endeavors. I am excited to have Silvio join the management team and benefit from his significant experience in Finance. I would also like to welcome Tatiana to our team and look forward to her developing this critical new role for the company”, said Thiago Piau, Stone CEO.

Silvio José Morais bio: prior to joining Stone Co., served as Controller at Ambev SA from 1998 to 2019 where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also other job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and since March 2019 is its board member. Mr. Morais is a board member (Since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at FALCONI Participações S.A. that controls FALCONI Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a post degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.

OUTLOOK FOR 3Q22

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be above R$2,400.0 million in 3Q22, or a year over year growth of above 63.3%;

•	Adjusted EBT (not adjusting for bond financial expenses, as reported from this quarter onwards) is expected to be above R$125.0 million in 3Q22, compared with R$106.7 million in 2Q22;

•	MSMB TPV is expected to be between R$73.0 billion and R$74.0 billion in 3Q22 (up 41.4% to 43.3% year over year).

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	2Q22	% Rev.	2Q21	% Rev.	Δ %	1H22	% Rev.	1H21	% Rev.	Δ %
Net revenue from transaction activities and other services	606.9	26.3%	359.2	58.6%	69.0%	1,161.8	26.6%	677.5	45.7%	71.5%
Net revenue from subscription services and equipment rental	437.8	19.0%	152.9	24.9%	186.4%	870.0	19.9%	292.8	19.8%	197.1%
Financial income	1,105.0	48.0%	40.0	6.5%	2661.2%	2,054.7	47.0%	408.8	27.6%	402.6%
Other financial income	154.4	6.7%	61.3	10.0%	151.8%	287.9	6.6%	102.0	6.9%	182.3%
Total revenue and income	2,304.1	100.0%	613.4	100.0%	275.6%	4,374.4	100.0%	1,481.1	100.0%	195.3%
Cost of services	(626.2)	(27.2%)	(302.4)	(49.3%)	107.1%	(1,300.5)	(29.7%)	(542.1)	(36.6%)	139.9%
Administrative expenses	(272.0)	(11.8%)	(121.8)	(19.9%)	123.3%	(510.3)	(11.7%)	(239.5)	(16.2%)	113.1%
Selling expenses	(335.9)	(14.6%)	(223.2)	(36.4%)	50.5%	(719.7)	(16.5%)	(385.9)	(26.1%)	86.5%
Financial expenses, net	(954.7)	(41.4%)	(157.6)	(25.7%)	505.8%	(1,663.0)	(38.0%)	(250.1)	(16.9%)	564.9%
Mark-to-market on equity securities designated at FVPL	(527.1)	(22.9%)	841.2	137.1%	n.m	(850.1)	(19.4%)	841.2	56.8%	n.m
Other income (expenses), net	(70.3)	(3.1%)	(64.2)	(10.5%)	9.6%	(102.1)	(2.3%)	(105.7)	(7.1%)	(3.4%)
Loss on investment in associates	(1.3)	(0.1%)	(2.8)	(0.5%)	(52.9%)	(2.0)	(0.0%)	(6.4)	(0.4%)	(68.8%)
Profit before income taxes	(483.4)	(21.0%)	582.6	95.0%	n.m	(773.2)	(17.7%)	792.6	53.5%	n.m
Income tax and social contribution	(5.9)	(0.3%)	(56.6)	(9.2%)	(89.6%)	(29.1)	(0.7%)	(108.3)	(7.3%)	(73.2%)
Net income for the period	(489.3)	(21.2%)	526.0	85.7%	n.m	(802.3)	(18.3%)	684.3	46.2%	n.m

Table 6: Statement of Profit or Loss (Adjusted11)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted from 2Q22 onwards. See table 16 for historical metrics with and without the bond adjustment.

Adjusted Statement of Profit or Loss (R$mn)	2Q22	% Rev.	2Q21	% Rev.	Δ %	1H22	% Rev.	1H21	% Rev.	Δ %
Net revenue from transaction activities and other services	606.9	26.3%	359.2	58.6%	69.0%	1,161.8	26.6%	677.5	45.7%	71.5%
Net revenue from subscription services and equipment rental	437.8	19.0%	152.9	24.9%	186.4%	870.0	19.9%	292.8	19.8%	197.1%
Financial income	1,105.0	48.0%	40.0	6.5%	2661.3%	2,054.7	47.0%	408.8	27.6%	402.6%
Other financial income	154.4	6.7%	61.3	10.0%	151.8%	287.9	6.6%	102.0	6.9%	182.3%
Total revenue and income	2,304.1	100.0%	613.4	100.0%	275.6%	4,374.4	100.0%	1,481.1	100.0%	195.3%
Cost of services	(626.2)	(27.2%)	(302.4)	(49.3%)	107.1%	(1,300.5)	(29.7%)	(542.1)	(36.6%)	139.9%
Administrative expenses	(231.6)	(10.1%)	(112.2)	(18.3%)	106.5%	(446.4)	(10.2%)	(220.5)	(14.9%)	102.4%
Selling expenses	(335.9)	(14.6%)	(223.2)	(36.4%)	50.5%	(719.7)	(16.5%)	(385.9)	(26.1%)	86.5%
Financial expenses, net	(945.6)	(41.0%)	(153.4)	(25.0%)	516.5%	(1,647.7)	(37.7%)	(241.7)	(16.3%)	581.7%
Other income (expenses), net	(56.8)	(2.5%)	(22.2)	(3.6%)	155.7%	(68.9)	(1.6%)	(39.6)	(2.7%)	74.1%
Loss on investment in associates	(1.3)	(0.1%)	(2.8)	(0.5%)	(52.9%)	(2.0)	(0.0%)	(6.4)	(0.4%)	(68.8%)
Adj. Profit before income taxes	106.7	4.6%	(202.7)	(33.0%)	n.m	189.2	4.3%	44.9	3.0%	321.6%
Income tax and social contribution	(30.2)	(1.3%)	47.2	7.7%	n.m	(61.0)	(1.4%)	(13.0)	(0.9%)	371.0%
Adjusted Net Income	76.5	3.3%	(155.5)	(25.3%)	n.m	128.2	2.9%	31.9	2.2%	301.6%

11 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Total Revenue and Income in 2Q22 was R$2,304.1 million, an increase of 275.6% from R$613.4 million in the prior-year period, when we recognized a R$397.2 million negative adjustment in credit fair value. Excluding the credit product to allow for a better comparison, Total Revenue and Income grew 128.5% year over year. Pro-forma for Linx and excluding the credit solution, Total Revenue and Income grew 82.8% year over year.

Total Revenue and Income is composed of (i) R$1,932.6 million from our Financial Services segment, (ii) R$350.7 million from our Software segment and (iii) R$20.8 million non-allocated.

Financial Services segment revenue grew 242.5% or 101.5% excluding the credit product. This revenue growth is mainly a result of our performance in MSMBs, with strong year over year TPV and client base growth, in addition to a higher take rate of 2.09% in 2Q22 compared with 1.79% for the prior year-period excluding the credit impact. The higher take rate is a result of the successful adjustment in our pricing policy amid a higher interest rate environment in Brazil, in addition to the growth of our banking solution and our TON product. In Key Accounts, revenue grew double digits as a result of higher take rates and volumes from platform services, and despite lower volumes from sub-acquirers.

Software revenue growth comes primarily from the consolidation of Linx results. Pro-forma for Linx, Software revenue growth was 23.3%, mainly driven by both organic and inorganic growth in our Core business. This was partially offset by a decrease in revenue from legacy Linx Pay business, as its migration to the Stone Platform was concluded in 1Q22.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$606.9 million in 2Q22, an increase of 69.0% compared with 2Q21. Pro-forma for Linx, Net Revenue from Transaction Activities and Other Services increased 55.5%. This increase was mostly due to (i) 50.3% year over year consolidated TPV growth; (ii) higher revenue from TON, including its membership fee and (iii) new revenue streams, including banking, PIX and our registry business TAG.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$437.8 million in 2Q22, 186.4% higher than 2Q21. Pro-forma for Linx, Net Revenue from Subscription Services and Equipment Rental increased 20.0%, primarily due to (i) higher POS/ERP revenue, driven by both an increase in number of locations and average ticket, (ii) consolidation of new software companies, (iii) a higher SMB active client base; and (iv) additional revenue from companies in our non-allocated segment. These effects were partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription exemptions.

Financial Income

Financial Income in 2Q22 was R$1,105.0 million, an increase of 27.6x year over year, mostly due to the recognition of negative fair value adjustments from our credit product in the prior year-period. Excluding credit, Financial Income grew 153.8% or 151.8% pro-forma for Linx. This increase is mostly a result of (i) higher prepaid volumes, (ii) higher prices as we started to adjust our commercial policy in November 2021, following CDI increases; and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$154.4 million in 2Q22 compared with R$61.3 million in 2Q21 (R$66.9 million pro-forma for Linx). This increase was mainly due to higher yield on cash & equivalents which was a result of the higher base rate in the country year over year, and partially compensated by a lower average cash balance.

Costs and Expenses

Cost of Services

Cost of Services were R$626.2 million in 2Q22, 107.1% higher year over year or 37.6% higher pro-forma for Linx. This increase was mainly due to (i) higher investments in technology, customer support and logistics; (ii) higher D&A costs, as we continue to expand our client base; (iii) investments in TAG, which amounted to R$27.6 million in the quarter compared with R$14.9 million in 2Q21; and (iv) higher provisions and losses.

Compared with 1Q22, Cost of Services decreased 7.1%, mostly explained by (i) continued efficiency gains in TAG, decreasing our costs from R$31.8 million in 1Q22 to R$27.6 million in 2Q22; (ii) lower expenses with datacenter; (iii) lower frauds in banking; and (iv) lower D&A. These effects were partially offset by slightly higher expenses with technology, logistics and customer support following our client base expansion. As a percentage of revenues, Cost of Services reduced sequentially from 32.6% to 27.2% as a result of the above-mentioned variations and overall efficiency gains in our operation.

Administrative Expenses

Administrative Expenses were R$272.0 million, 123.3% higher year over year or 14.4% pro-forma for Linx. This increase was mainly explained by (i) higher personnel expenses; (ii) higher third-party services and (iii) higher amortization of fair value adjustments due to the Linx and other software acquisitions. These effects were partially compensated by non-recurring expenses recognized at Linx in 2Q21, related to the Stone and Linx deal, which did not repeat. As a percentage of Total Revenue and Income, Administrative Expenses pro-forma for Linx decreased significantly from 27.5% in 2Q21 to 11.8% in 2Q22, especially due to revenue growth resulting from the credit adjustments in 2Q21.

Administrative Expenses in 2Q22 were 14.2% higher than in 1Q22, mainly explained by higher third-party services and higher amortization of fair value adjustments on acquisitions. As a percentage of revenues, Administrative Expenses were slightly higher at 11.8% in 2Q22 compared with 11.5% at 1Q22.

Administrative Expenses in 2Q22 include R$40.4 million that are adjusted in our Adjusted Income Statement, out of which R$43.9 million relates to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions and -R$3.5 million relates to reversion of earn-out related to acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects and pro-forma for Linx, Administrative Expenses were R$175.2 million in 2Q21, R$214.8 million in 1Q22 and R$231.6 million in 2Q22. We realized operating leverage in Administrative Expenses both on a sequential basis and year over year, with Administrative Expenses (pro-forma for Linx) as a percentage of Total Revenue and Income reducing from 20.2% in 2Q21 and 10.4% in 1Q22 to 10.1% in 2Q22. This efficiency gain was mainly driven by dilution of back-office expenses with the growth of our business.

Selling Expenses

Selling Expenses were R$335.9 million in the quarter, an increase of 50.5% year over year or 24.5% pro-forma for Linx. Such increase was mainly explained by (i) higher marketing expenses on a year over year basis and (ii) expenses with our salespeople, mostly related to our hubs personnel.

Compared with 1Q22, Selling Expenses decreased 12.5%, mostly due to more normalized levels of marketing expenses.

Financial Expenses, Net

Financial Expenses, Net were R$954.7 million, 505.8% higher compared with 2Q21 or 449.3% pro-forma for Linx. This variation is mainly because of (i) increased cost of funds, mainly due to the higher interest rate in the country over the period, which increased from an average of 3.23% in 2Q21 to 12.38% in 2Q22; (ii) higher prepayment volumes; and (iii) financial expenses related to our bond, which totaled R$95.3 million in the quarter, compared with R$5.0 million in 2Q21.

Compared with the previous quarter, Financial Expenses, net were 34.8% higher, mainly explained by the higher interest rate in the country quarter over quarter, in addition to higher prepaid volumes and higher average duration of funding lines.

Financial Expenses include R$9.1 million that are adjusted in our Adjusted Income Statement related to one-off effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Until 1Q22, we used to also adjust our bond expenses in our adjusted figures, which we stopped doing from 2Q22 onwards.

For comparability purposes, based on adjustments criteria adopted from 2Q22 onwards, in which we do not adjust our results for bond expenses, and pro-forma for Linx, Financial Expenses, net were R$169.6 million in 2Q21, R$702.1 million in 1Q22 and R$945.6 million in 2Q22 or 19.6%, 33.9% and 41.0% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 2Q22, we recognized R$527.1 million in mark-to-market losses in our investment in Banco Inter. This quarter, we observed that the mark-to-market losses were influenced by unusual trading activity of Banco Inter shares (NASDAQ: INTR), which fell by 26.1% on June 30 to $2.10 per share and then increased by 31.9% on July 1. Our mark-to-market is based on the value of June 30, 2022.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 15 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$70.3 million in 2Q22, 9.6% higher year over year or 30.3% lower pro-forma for Linx. The lower pro-forma figure is mostly explained by non-recurring expenses at Linx in the prior year-period, which did not repeat.

Compared with 1Q22, Other Expenses, net were R$38.5 million higher, mostly because of (i) higher share-based expenses from both new grants and taxes and (ii) write-off of assets from the legacy Linx Pay business in the amount of R$16.6 million.

Other Expenses, net include R$13.5 million that are adjusted in our Adjusted Income Statement, including earn-out and call options related to acquisitions and share-based compensation expenses related to the one-time IPO grant and non-recurring long-term incentive plans (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects and pro-forma for Linx, Other expenses, net, were R$23.2 million in 2Q21, R$12.1 million in 1Q22 and R$56.8 million in 2Q22 or 2.7%, 0.6% and 2.5% as a percentage of Total Revenue and Income, respectively. The year over year increase is mainly explained by (i) the write-off of assets from the legacy Linx Pay business in the amount of R$16.6 million, (ii) write-off of POS and (iii) other smaller effects. On a quarter over quarter basis, the variation is mainly explained by items (i) and (ii) just mentioned, in addition to (iv) the sale of other non-current assets, (v) higher civil contingencies, (vi) among others.

Income Tax and Social Contribution

During 2Q22, the Company recognized income tax and social contribution expenses of R$5.9 million over a loss before taxes of R$483.4 million. This expense was incurred as both our negative mark-to market on the investment in Banco Inter of R$527.1 million and our bond expenses of R$95.3 million are not tax deductible. Excluding those effects, the difference to the statutory rate is mainly explained by gains from entities not subject to the payment of income taxes.

Income Tax and Social Contribution include R$24.3 million that are adjusted in our Adjusted Income Statement, relating to taxes from the adjusted items (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects, our effective tax rate in 2Q22 was 28.3%, lower than the statutory rate mostly as a result of gains from entities not subject to the payment of income taxes.

EBITDA

Adjusted EBITDA was R$1,057.4 million in the quarter, compared with -R$17.9 million in 2Q21. This higher figure is mainly explained by higher Total Revenue and Income due to the growth of our operations and the negative effect from adjustments in the credit product fair value in 2Q21. Adjusted EBITDA Margin was 45.9% in the quarter, compared with -2.9% in 2Q21 and 39.5% in 1Q22. The sequential improvement in EBITDA margin in 2Q22 compared with 1Q22 was mainly due to efficiency gains in our costs and expenses and lower marketing expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	2Q22	% Rev.	2Q21	% Rev.	Δ %	1H22	% Rev.	1H21	% Rev.	Δ %
Profit before income taxes	(483.4)	(21.0%)	582.6	95.0%	n.m	(773.2)	(17.7%)	792.6	53.5%	n.m
(+) Financial expenses, net	954.7	41.4%	157.6	25.7%	505.8%	1,663.0	38.0%	250.1	16.9%	564.9%
(-) Other financial income	(154.4)	(6.7%)	(61.3)	(10.0%)	151.8%	(287.9)	(6.6%)	(102.0)	(6.9%)	182.3%
(+) Depreciation and amortization	196.9	8.5%	97.4	15.9%	102.2%	381.7	8.7%	181.8	12.3%	110.0%
EBITDA	513.8	22.3%	776.2	126.5%	(33.8%)	983.6	22.5%	1,122.5	75.8%	(12.4%)
(+) Non-recurring share-based compensation expenses (a)	30.9	1.3%	46.4	7.6%	(33.5%)	44.6	1.0%	67.1	4.5%	(33.6%)
(+) Gain on previously held interest in associate	0.0	0.0%	(12.0)	(2.0%)	(100.0%)	0.0	0.0%	(12.0)	(0.8%)	(100.0%)
(+) Mark-to-market related to the investment in Banco Inter	527.1	22.9%	(841.2)	(137.1%)	n.m	850.1	19.4%	(841.2)	(56.8%)	n.m
(+) Other Expenses (b)	(14.4)	(0.6%)	12.7	2.1%	n.m	(3.6)	(0.1%)	22.7	1.5%	n.m
Adjusted EBITDA	1,057.4	45.9%	(17.9)	(2.9%)	n.m	1,874.6	42.9%	359.1	24.2%	422.0%

(a)	Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b) Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies and dividends from Linx.

EBITDA was R$483.4 million in the quarter mostly as a result of the (i) increase in revenue excluding Other Financial Income, and partially offset by (ii) higher costs and expenses, excluding D&A and (iii) the R$527.1 million pre-tax loss effect from mark-to-market from our investment in Banco Inter.

Net Income (Loss) and EPS

Adjusted Net Income was R$76.5 million in 2Q22, compared with R$155.5 million of Adjusted Net Loss in 2Q21 on a comparable basis (not adjusting for bond expenses). This variation in Adjusted Net Income is mainly explained by the negative fair value adjustment in our credit product in the prior year-period.

On a comparable basis (not adjusting for bond expenses), our Adjusted Net Income was 48.1% higher than 1Q22 Adjusted Net Income of R$51.7 million12, with Adjusted Net Margin improving from 2.5% to 3.3%, as we continue to succeed in adjusting our pricing policy amid further increases in CDI and gain efficiency in our costs and expenses.

Net Loss in 2Q22 was R$489.3 million, compared with a Net Income of R$526.0 million in 2Q21, mostly as a result of mark-to-market effects from the investment in Banco Inter, which contributed R$527.1 million negatively to 2Q22 and R$841.2 million positively to 2Q21, as well as the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for bond expenses), Adjusted diluted EPS for the Company was R$0.25 per share in 2Q22, compared with -R$0.48 per share in 2Q21, mostly explained by the higher Adjusted Net Income. On a sequential basis, comparable Adjusted diluted EPS (not adjusting for bond expenses), increased from R$0.17 per share in 1Q22 to R$0.25 per share in 2Q22. IFRS basic EPS was a negative R$1.56 per share, compared with a positive R$1.72 in the prior-year period. This difference was mainly due to the lower Net Income, with R$527.1 million negative impact from mark-to-market from Banco Inter in 2Q22 compared with a positive impact of R$841.2 million in 2Q21.

12 Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. See table 16 for historical metrics with and without the bond adjustment. See table 16 for historical metrics with and without the bond adjustment.

Table 8: Adjusted Net Income Reconciliation

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted from 2Q22 onwards. See table 16 for historical metrics with and without the bond adjustment.

Net Income Bridge (R$mn)	2Q22	% Rev.	2Q21	% Rev.	Δ %	1H22	% Rev.	1H21	% Rev.	Δ %
Net income for the period	(489.3)	(21.2%)	526.0	85.7%	n.m	(802.3)	(18.3%)	684.3	46.2%	n.m
Non-recurring share-based compensation expenses (a)	30.9	1.3%	46.4	7.6%	(33.5%)	44.6	1.0%	67.1	4.5%	(33.6%)
Amortization of fair value adjustment (b)	46.5	2.0%	8.8	1.4%	429.6%	71.4	1.6%	15.7	1.1%	355.0%
Gain on previously held interest in associate	0.0	0.0%	(12.0)	(2.0%)	(100.0%)	0.0	0.0%	(12.0)	(0.8%)	(100.0%)
Mark-to-market from the investment in Banco Inter (c)	527.1	22.9%	(841.2)	(137.1%)	n.m	850.1	19.4%	(841.2)	(56.8%)	n.m
Other expenses (d)	(14.4)	(0.6%)	12.7	2.1%	n.m	(3.6)	(0.1%)	22.7	1.5%	n.m
Tax effect on adjustments	(24.3)	(1.1%)	103.8	16.9%	n.m	(32.0)	(0.7%)	95.3	6.4%	n.m
Adjusted net income (as reported)	76.5	3.3%	(155.5)	(25.3%)	n.m	128.2	2.9%	31.9	2.2%	301.6%

IFRS basic EPS (e)	(1.56)	n.a.	1.72	n.a.	n.m	(2.57)	n.a.	2.23	n.a.	n.m
Adjusted diluted EPS (as reported) (f)	0.25	n.a.	(0.48)	n.a.	n.m	0.42	n.a.	0.11	n.a.	275.5%
Basic Number of shares	312.2	n.a.	308.2	n.a.	1.3%	311.2	n.a.	308.9	n.a.	0.8%
Diluted Number of shares	312.2	n.a.	314.5	n.a.	(0.7%)	311.2	n.a.	314.7	n.a.	(1.1%)

(a) Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(c) From 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. For comparability purposes, we have included in this line only the mark-to-market from the investment in Banco Inter in both our current and historical numbers, thus not adjusting the bond expenses.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies and dividends from Linx

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 16 of our Unaudited Interim Condensed Consolidated Financial Statements, June 30th, 2022.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	2Q22	1Q22	4Q21
Cash and cash equivalents	3,786.8	4,169.6	4,495.6
Short-term investments	2,488.0	2,524.0	1,993.0
Accounts receivable from card issuers	17,667.7	18,425.3	19,286.6
Derivative financial instrument (b)	1.5	28.9	210.3
Adjusted Cash	23,944.1	25,147.8	25,985.6

Accounts payable to clients	(14,608.2)	(14,997.4)	(15,726.5)
Loans and financing (a)	(4,935.0)	(5,426.5)	(5,861.8)
Obligations to FIDC quota holders	(1,605.7)	(1,916.3)	(2,227.2)
Derivative financial instrument (b)	(192.8)	(400.7)	(23.2)
Adjusted Debt	(21,341.6)	(22,741.0)	(23,838.7)

Adjusted Net Cash	2,602.5	2,406.9	2,146.9

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of June 30, 2022, the Company’s Adjusted Net Cash was R$2,602.5 million, R$195.6 million higher compared with 1Q22, mostly explained by:

i.	R$278.5 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$133.7 million of net collections from our credit business;

iii.	R$180.6 million from the partial sale of Banco Inter stake;

iv.	-R$216.8 million of capex;

v.	-R$50.0 million of M&A and purchase of equity securities;

vi.	-R$24.3 million from changes in recoverable taxes;

vii.	-R$42.0 million of income tax paid; and

viii.	-R$64.2 million from other effects.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$714.6 million in 2Q22, explained by R$278.5 million of Net Income after non-cash adjustments and R$436.1 million from working capital variation. Working capital is composed of (i) R$133.7 million of cash net inflows from our credit business; (ii) R$161.3 million from the following working capital changes: prepaid expenses (R$45.4 million), taxes payable (R$90.6 million) and labor and social security liabilities (R$25.4 million); (iii) R$329.2 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (iv) -R$185.3 million from payment of interest and taxes and (iv) -R$2.8 million of other working capital changes.

•	Net cash used in investing activities was R$10.3 million in 2Q22, explained by (i) R$216.8 million capex and (ii) R$50.0 million of M&A and purchase of equity securities, mostly offset by (iii) R$180.6 million proceeds from the partial sale of our stake in Banco Inter; (iv) R$75.7 million of proceeds from short-term investments and (v) a R$0.2 million inflow from disposal of non-current assets. From the R$216.8 million capex, R$168.8 million relates to the purchase of property & equipment and R$48.0 million to the purchase of intangible assets.

•	Net cash used in financing activities was R$1,111.1 million, explained by (i) R$1,110.6 million payment of borrowings, net, mostly related to amortization of CCBs (“Cédula de Crédito Bancário”) and of part of our FIDC AR, in addition to (ii) R$0.5 million cash outflow from capital events.

Other Information

Conference Call

Stone will discuss its 2Q22 financial results during a teleconference today, August 18, 2022, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	2Q22	2Q21	1H22	1H21
Net revenue from transaction activities and other services	606.9	359.2	1,161.8	677.5
Net revenue from subscription services and equipment rental	437.8	152.9	870.0	292.8
Financial income	1,105.0	40.0	2,054.7	408.8
Other financial income	154.4	61.3	287.9	102.0
Total revenue and income	2,304.1	613.4	4,374.4	1,481.1
Cost of services	(626.2)	(302.4)	(1,300.5)	(542.1)
Administrative expenses	(272.0)	(121.8)	(510.3)	(239.5)
Selling expenses	(335.9)	(223.2)	(719.7)	(385.9)
Financial expenses, net	(954.7)	(157.6)	(1,663.0)	(250.1)
Mark-to-market on equity securities designated at FVPL	(527.1)	841.2	(850.1)	841.2
Other income (expenses), net	(70.3)	(64.2)	(102.1)	(105.7)
Loss on investment in associates	(1.3)	(2.8)	(2.0)	(6.4)
Profit before income taxes	(483.4)	582.6	(773.2)	792.6
Income tax and social contribution	(5.9)	(56.6)	(29.1)	(108.3)
Net income for the period	(489.3)	526.0	(802.3)	684.3

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Jun-22	31-Dec-21
Assets
Current assets	27,935.9	29,944.5
Cash and cash equivalents	3,786.8	4,495.6
Short-term investments	2,488.0	1,993.0
Financial assets from banking solution	2,856.9	2,346.5
Accounts receivable from card issuers	17,635.6	19,286.6
Trade accounts receivable	521.9	886.1
Recoverable taxes	211.0	214.8
Prepaid expenses	125.2	169.6
Derivative financial instruments	46.1	219.3
Other assets	264.3	332.9

Non-current assets	11,576.8	12,160.2
Trade accounts receivable	51.1	59.6
Accounts receivable from card issuers	32.1	0.0
Receivables from related parties	5.0	4.7
Deferred tax assets	660.4	580.5
Prepaid expenses	144.4	214.1
Other assets	127.6	141.7
Long-term investments	221.5	1,238.5
Investment in associates	66.7	66.5
Property and equipment	1,680.6	1,569.5
Intangible assets	8,587.4	8,285.1

Total Assets	39,512.7	42,104.6

Liabilities and equity
Current liabilities	22,072.1	22,789.8
Deposits from banking customers	2,705.0	2,201.9
Accounts payable to clients	14,596.7	15,723.3
Trade accounts payable	384.0	372.5
Loans and financing	2,416.9	2,578.8
Obligations to FIDC quota holders	982.0	1,294.8
Labor and social security liabilities	383.5	273.3
Taxes payable	235.4	176.5
Derivative financial instruments	192.8	23.2
Other liabilities	175.7	145.5

Non-current liabilities	4,784.9	5,687.6
Accounts payable to clients	11.4	3.2
Loans and financing	2,771.1	3,556.5
Obligations to FIDC quota holders	623.7	932.4
Deferred tax liabilities	564.9	635.8
Provision for contingencies	189.1	181.8
Labor and social security liabilities	18.2	32.7
Other liabilities	606.5	345.1

Total liabilities	26,856.9	28,477.4

Equity attributable to owners of the parent	12,570.0	13,536.4
Issued capital	0.1	0.1
Capital reserve	13,747.6	14,541.1
Treasury shares	(191.7)	(1,065.2)
Other comprehensive income	(281.6)	(35.8)
Retained earnings	(704.4)	96.2

Non-controlling interests	85.7	90.8

Total equity	12,655.7	13,627.2

Total liabilities and equity	39,512.7	42,104.6

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	2Q22	2Q21	1H22	1H21
Net income (loss) for the period	(489.3)	526.0	(802.3)	684.3

Adjustments on Net Income:
Depreciation and amortization	196.9	97.4	381.7	181.8
Deferred income tax and social contribution	(78.7)	34.8	(123.3)	23.7
Loss on investment in associates	1.3	2.8	2.0	6.4
Interest, monetary and exchange variations, net	(113.0)	(221.8)	(221.5)	(491.5)
Provision for contingencies	4.5	1.7	1.6	3.4
Share-based payments expense	39.1	29.0	77.0	51.2
Allowance for expected credit losses	29.0	10.5	51.4	18.8
Loss on disposal of property, equipment and intangible assets	28.5	29.1	24.0	39.4
Effect of applying hyperinflation	0.4	0.0	1.5	0.0
Loss on sale of subsidiary	0.0	12.7	0.0	12.7
Fair value adjustment in financial instruments at FVPL	666.9	(151.1)	1,137.2	76.2
Fair value adjustment in derivatives	(7.1)	(36.5)	64.9	(4.8)
Remeasurement of previously held interest in subsidiary acquired	0.0	(12.0)	0.0	(12.0)

Working capital adjustments:
Accounts receivable from card issuers	1,382.6	(1,533.5)	2,639.8	(555.4)
Receivables from related parties	2.5	1.1	6.3	(0.6)
Recoverable taxes	(24.3)	(39.8)	(37.2)	(44.0)
Prepaid expenses	45.4	9.3	114.1	(231.7)
Trade accounts receivable, banking solutions and other assets	147.1	199.4	465.1	(132.6)
Accounts payable to clients	(1,479.3)	2,078.6	(3,138.4)	962.8
Taxes payable	90.6	31.1	184.0	96.0
Labor and social security liabilities	25.4	(36.5)	92.9	(14.8)
Provision for contingencies	(1.0)	(5.2)	(2.9)	(5.3)
Trade Accounts Payable and Other Liabilities	6.7	(4.2)	16.2	42.5
Interest paid	(143.4)	(42.6)	(252.2)	(89.1)
Interest income received, net of costs	425.8	366.1	914.6	684.9
Income tax paid	(42.0)	(24.3)	(86.6)	(69.2)

Net cash provided by (used in) operating activity	714.6	1,322.2	1,509.8	1,233.0

Investing activities
Purchases of property and equipment	(168.8)	(190.3)	(305.6)	(524.7)
Purchases and development of intangible assets	(48.0)	(34.2)	(153.1)	(76.3)
Acquisition of subsidiary, net of cash acquired	(20.5)	(9.5)	(62.4)	(9.5)
Proceeds from (acquisition of) short-term investments, net	75.7	3,157.5	(404.9)	3,157.5
Acquisition of equity securities	(15.0)	(2,480.0)	(15.0)	(2,480.0)
Disposal of short and long-term investments - equity securities	180.6	423.1	180.6	209.3
Proceeds from the disposal of non-current assets	0.2	0.0	20.6	0.1
Acquisition of interest in associates	(14.5)	(2.9)	(21.6)	(38.6)

Net cash used in investing activities	(10.3)	863.7	(761.4)	237.9

Financing activities
Proceeds from borrowings	1,250.0	4,176.4	2,750.0	5,285.4
Payment of borrowings	(2,028.8)	(1,148.2)	(3,598.6)	(1,508.2)
Payment to FIDC quota holders	(312.5)	(810.0)	(625.0)	(1,620.0)
Proceeds from FIDC quota holders	0.0	336.3	0.0	584.2
Payment of leases	(19.3)	(13.1)	(45.4)	(45.2)
Capital increase, net of transaction costs	0.0	0.0	0.0	0.0
Repurchase of own shares	53.4	(756.7)	53.4	(988.8)
Sale of own shares	(53.4)	0.0	0.0	0.0
Acquisition of non-controlling interests	(0.4)	(0.3)	(0.7)	(0.6)
Transaction with non-controlling interests	0.0	0.0	0.0	230.5
Dividends paid to non-controlling interests	(0.1)	(0.9)	(0.9)	(0.9)
Cash proceeds from non-controlling interest	0.0	0.0	0.0	0.9

Net cash provided by (used in) financing activities	(1,111.1)	1,783.3	(1,467.2)	1,937.2

Effect of foreign exchange on cash and cash equivalents	24.1	39.9	10.0	17.5

Change in cash and cash equivalents	(382.8)	4,009.2	(708.8)	3,425.7

Cash and cash equivalents at beginning of period	4,169.6	1,863.5	4,495.6	2,447.0
Cash and cash equivalents at end of period	3,786.8	5,872.7	3,786.8	5,872.7

Stone and Linx Proforma Historical P&L

Table 13: Stone and Linx Pro-forma Historical P&L (Accounting)

Accounting P&L - Stone and Linx Proforma (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Net revenue from transaction activities and other services	346.4	390.3	436.7	512.7	554.9	606.9
Net revenue from subscription services and equipment rental	343.1	365.0	371.0	408.1	432.2	437.8
Financial income	372.0	43.5	607.7	861.2	949.8	1,105.0
Other financial income	44.5	66.9	54.3	91.1	133.4	154.4
Total revenue and income	1,106.0	865.7	1,469.6	1,873.0	2,070.3	2,304.1
Cost of services	(359.2)	(454.9)	(525.6)	(646.1)	(674.4)	(626.2)
Administrative expenses	(178.7)	(237.8)	(359.8)	(214.1)	(238.2)	(272.0)
Selling expenses	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)	(335.9)
Financial expenses, net	(107.4)	(173.8)	(330.7)	(688.2)	(708.2)	(954.7)
Mark-to-market on equity securities designated at FVPL	0.0	841.2	(1,341.2)	(764.2)	(323.0)	(527.1)
Other income (expenses), net	(44.4)	(100.9)	(29.1)	(51.1)	(31.8)	(70.3)
Loss on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)
Profit before income taxes	206.7	466.8	(1,427.8)	(810.4)	(289.8)	(483.4)
Income tax and social contribution	(55.3)	(48.0)	167.6	8.9	(23.2)	(5.9)
Net income for the period	151.4	418.8	(1,260.2)	(801.5)	(313.0)	(489.3)

Table 14: Stone and Linx Pro-forma Historical P&L (Adjusted13)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. For that reason, we have included below our historical numbers pro-Forma for Linx according to adjustment criteria adopted from 2Q22 onwards. See table 16 for historical metrics with and without the bond adjustment.

Adjusted P&L - Stone and Linx Proforma (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Net revenue from transaction activities and other services	346.4	390.3	436.7	512.7	554.9	606.9
Net revenue from subscription services and equipment rental	343.1	365.0	371.0	408.1	432.2	437.8
Financial income	372.0	43.5	607.7	861.2	949.8	1,105.0
Other financial income	44.5	66.9	54.3	91.1	133.4	154.4
Total revenue and income	1,106.0	865.7	1,469.6	1,873.0	2,070.3	2,304.1
Cost of services	(366.6)	(436.3)	(525.6)	(646.1)	(674.4)	(626.2)
Administrative expenses	(159.3)	(175.2)	(193.8)	(230.5)	(214.8)	(231.6)
Selling expenses	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)	(335.9)
Financial expenses, net	(103.2)	(169.6)	(328.3)	(676.8)	(702.1)	(945.6)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	0.0
Other income (expenses), net	(17.6)	(23.2)	(29.6)	(49.0)	(12.1)	(56.8)
Loss on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)
Adj. Profit before income taxes	249.8	(211.2)	81.3	(49.1)	82.5	106.7
Income tax and social contribution	(67.1)	52.5	4.0	16.5	(30.8)	(30.2)
Adj. Net income for the period	182.7	(158.8)	85.3	(32.5)	51.7	76.5

13 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Adjustments to Net Income by P&L Line

Table 15: Adjustments to Net Income by P&L Line (as reported)

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	9.2	49.8	77.6	86.7	9.1
Bond expenses	0.0	5.0	47.3	66.2	80.6	0.0
Other Financial Expenses adjustments	4.2	4.2	2.4	11.4	6.1	9.1
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1
Other operating income (expense), net	24.2	42.0	(0.5)	2.1	19.7	13.5
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	37.6	(780.3)	1,556.4	827.5	452.9	590.1
Income tax and social contribution	(8.5)	103.8	(163.6)	7.6	(7.6)	(24.3)
Net income for the period	29.1	(676.5)	1,392.9	835.1	445.3	565.8

Table 16: Adjusted EBT and Adjusted Net Income with and without the bond adjustment

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. See table below for historical metrics with and without the bond adjustment.

Profitability with and without bond adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	1H21	1H22
Consolidated
Adjusted EBT
Reported	247.6	(197.7)	128.7	17.2	163.1	106.7	49.9	269.8
Not Adjusting for the bond	247.6	(202.7)	81.3	(49.1)	82.5	106.7	44.9	189.2
Adjusting for the bond	247.6	(197.7)	128.7	17.2	163.1	202.1	49.9	365.1
Adjusted Net Income
Reported	187.4	(150.5)	132.7	33.7	132.2	76.5	36.9	208.8
Not Adjusting for the bond	187.4	(155.5)	85.3	(32.5)	51.7	76.5	31.9	128.2
Adjusting for the bond	187.4	(150.5)	132.7	33.7	132.2	171.9	36.9	304.1
Adjusted Diluted EPS
Reported	0.60	(0.47)	0.46	0.13	0.43	0.25	0.13	0.68
Not Adjusting for the bond	0.60	(0.48)	0.30	(0.08)	0.17	0.25	0.11	0.42
Adjusting for the bond	0.60	(0.47)	0.46	0.13	0.43	0.56	0.13	0.98

Financial Services Segment
Adjusted EBT
Reported	250.2	(197.5)	151.7	35.2	146.4	84.0	52.7	230.5
Not Adjusting for the bond	250.2	(202.6)	104.3	(31.0)	65.9	84.0	47.7	149.9
Adjusting for the bond	250.2	(197.5)	151.7	35.2	146.4	179.4	52.7	325.8
Adjusted Net Income
Reported	191.4	(148.2)	160.4	53.2	125.9	66.9	43.1	192.8
Not Adjusting for the bond	191.4	(153.2)	113.1	(13.0)	45.4	66.9	38.1	112.3
Adjusting for the bond	191.4	(148.2)	160.4	53.2	125.9	162.2	43.1	288.2

Bond Expenses	0.0	5.0	47.3	66.2	80.6	95.3	5.0	175.9

Historical Segment Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between 2Q22 numbers and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted from 2Q22 onwards. See table 16 for historical metrics with and without the bond adjustment.

Table 17: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)
Other operating income (expense), net	(14.6)	(21.3)	(23.4)	(45.0)	(9.3)	(36.2)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0
Profit before income taxes	250.2	(202.6)	104.3	(31.0)	65.9	84.0
Income tax and social contribution	(58.9)	49.3	8.7	18.0	(20.5)	(17.1)
Net income for the period	191.4	(153.2)	113.1	(13.0)	45.4	66.9

Table 18: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)
Other operating income (expense), net	(1.8)	(0.2)	(4.9)	(3.1)	(1.8)	(2.9)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)
Profit before income taxes	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)
Net income for the period	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9

Table 19: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)
Other operating income (expense), net	(1.0)	(0.7)	(1.3)	(0.9)	(1.0)	(17.7)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)
Profit before income taxes	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)
Income tax and social contribution	(0.0)	0.1	(1.6)	(1.1)	(0.2)	0.0
Net income for the period	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)

Glossary of Terms

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking, credit and insurance solutions.

•	“Integrated Financial Platform”: integrated financial platform including our acquiring, banking and credit solutions in a single interface.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform service clients.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and TON products. Considers clients that have transacted at least once over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and TON products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Revenue”: refers to Total Revenue and Income

•	“Software” segment: This segment is comprised of: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub.

•	“Take Rate (MSMB)”: Sum of revenues from financial services solutions offered to MSMBs, excluding TON’s membership fee, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Revenues from financial services solutions offered to Key Account clients, divided by Key Accounts TPV.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micro-merchants in their stone accounts.

•	“Total Active Payment Clients”: refers to SMBs (online and offline), micro-merchants and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for TON product active clients which consider clients that have transacted once in the preceding 12 months.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation in connection to one-time pre-IPO pool as well as non-recurring long term incentive plans and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations.